FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 27, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to provide an update and overview of recent corporate activities.

Quebec Drilling Continues

Drilling is ongoing at the North Rae uranium project in the Ungava Bay region of northern Quebec, Canada. Seven holes totaling 1,696 feet (517 meters) have so far been completed.

The drill program at North Rae remains focused on determining the presence of potentially economic mineralization in recently identified radioactive targets. Drilling will continue until the onset of winter conditions in the Ungava Bay region, after which selected samples will be sent to the Saskatchewan Research Council for analysis. Results from a significant number of rock grab samples, which were collected during 2007 ground exploration, are also pending.

NWT believes that North Rae has the geological potential to become Canada’s newest uranium district. A total of seven radioactive zones have so far been identified for follow-up work and grids have been completed on four of these areas. Values ranging from 1,000 to 100,000 counts per second (cps) were registered in these areas of elevated radiometry, in sharp contrast with background values of approximately 120 cps.

Niger Uranium Commences Trading

Niger Uranium Ltd., the joint venture company formed by NWT Uranium and UraMin Inc. (which has since been acquired by Areva), is now trading on the Alternative Investment Market (AIM), which is a sub-market of the London Stock Exchange. NWT Uranium is the largest shareholder in Niger Uranium. Niger Uranium holds a total of eight highly prospective uranium concessions in the same geological setting as producing Areva mines, which together yield approximately 7.5% of annual global uranium production.

CFO Appointment

Mr. William (Bill) David Thomas has been elevated to the position of Chief Financial Officer of NWT Uranium Corp. effective September 1, 2007. Mr. Thomas joined NWT Uranium as Controller on July 16, 2007, as reported in a press release issued that same date.

Picachos Property

NWT continues to evaluate its 19,000-acre (7,700-hectare) Picachos silver-gold project in Durango, Mexico. A Conceptual Study, independently prepared in 2005 by Watts, Griffis and McOuat Limited (“WGM”), concluded that Picachos contains an exploration target with the potential to host a deposit in the order of 10 to 20 million tonnes with metal grades in the order of 200 to 500 grams per tonne (g/t) silver and 1.0 to 3.0 g/t gold. NWT has an option to earn a 70% interest in Picachos.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: September 27, 2007